SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April 2007
Commission File Number 001-08427
EKSPORTFINANS ASA
(Translation of registrant’s name into English)
Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40 F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

SIGNATURES
EXHIBIT INDEX

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2007	EKSPORTFINANS ASA
	By:	/s/ TOR F. JOHANSEN
Tor F. Johansen
President and Chief Executive Officer

EXHIBIT INDEX
     The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description
99.1	Financial statements (unaudited), including discussions and analysis thereof, of Eksportfinans ASA for the three months ended March 31, 2007.
This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-124095, Registration Statement No. 333-137771 and Registration Statement No. 333-140456.

Presentation of information
In this report, we use the term “us”, “we”, “our” and Eksportfinans for Eksportfinans ASA. We use the term Kommunekreditt for Eksportfinans’s subsidiary, Kommunekreditt Norge AS. The terms “Company”, “the Group” and “the Eksportfinans Group” refer to Eksportfinans and Kommunekreditt as a financial group.

Exhibit 99.1
Discussion of Q1 2007 and Recent Developments
HIGHLIGHTS
The very positive development in the business operations of the Eksportfinans Group continued in the first quarter of 2007.
Eksportfinans presents financial statements according to the International Financial Reporting Standards (IFRS) principles for the first time in the first quarter of 2007. See Note 1 for more in-depth information, as well as the discussion under Results below. IFRS will have no impact on the strategy or the business and operative management of the Eksportfinans Group.
The boom in the Norwegian maritime industry and the oil and gas sector continued through the first quarter of 2007, and the demand for export related financing from Eksportfinans was very high. This led to an increase in the total export lending balance of 3.3 percent from March 31, 2006 to March 31, 2007.
Total loans outstanding from Eksportfinans’ wholly owned subsidiary Kommunekreditt Norge AS surpassed NOK 60 billion for the first time in the first quarter of 2007. Kommunekreditt’s lending balance increased by 15 percent from March 31, 2006 to March 31, 2007.
Eksportfinans issued two successful global benchmark transactions in the first quarter of 2007. Demand for Eksportfinans’ bonds in the international capital markets continued to be strong.
Total assets for the Group were NOK 178.0 billion at March 31, 2007. This was an increase of NOK 5.6 billion from December 31, 2006.
EXPORT LENDING
The volume of outstanding export loans was NOK 42.4 billion at March 31, 2007, compared to NOK 41.9 billion at December 31, 2006 and NOK 31.7 billion at March 31, 2006. The volume of disbursements of new loans was NOK 2.3 billion in the first quarter of 2007, compared to NOK 8.1 billion during the same period in 2006. New loan disbursements will fluctuate due to the impact of disbursements of single, large loan transactions. The volume of the order book was approximately NOK 31 billion at March 31, 2007. This was in line with March 31, 2006.
New financing of capital goods was NOK 1.2 billion during the first quarter of 2007, of which NOK 729 million was financing according to the officially supported export financing scheme. In the same period in 2006, the figures were NOK 3.5 billion and NOK 1.1 billion respectively. The major sectors for financing of capital goods are supplies to the shipping industry and the oil and gas sector.
Borrowers accepted new financing offers amounting to approximately NOK 4 billion during the first quarter of 2007. This brought the volume of the order book to approximately NOK 31 billion. The actual volume of the order book that will materialize as disbursements in the coming years will depend on the development of the interest rate levels for the most relevant currencies, Norwegian kroner, euro and US dollars. An environment of higher interest rate levels will have a continued positive influence on whether the loans will actually be disbursed. This is due to the fact that a substantial portion of the order book has a locked-in fixed rate, the OECD Commercial Interest Reference Rate, which will become more advantageous to the borrowers if the market interest rates for the currency in question continue to increase.

LOCAL GOVERNMENT LENDING
Total outstanding loans from Kommunekreditt Norge AS at March 31, 2007 amounted to NOK 60.2 billion, which was an increase of 15 percent compared to March 31, 2006, and 5 percent compared to December 31, 2006. Kommunekreditt disbursed NOK 4.4 billion in new loans in the first three months of 2007. The corresponding amount in the same period in 2006 was NOK 1.8 billion.
Refinancing of public sector loans from banks presented new business opportunities. The first loans of this type were disbursed in July 2006. As a consequence the outstanding balance of loans to financial institutions amounted to NOK 3.0 billion at March 31, 2007.
The percentage of loans with a floating interest rate was 82 percent at March 31, 2007. The corresponding share at March 31, 2006 was 84 percent. The increasing interest rate level in Norwegian kroner has not significantly changed the demand for fixed interest rate loans.
FUNDING
In the first quarter of 2007, Eksportfinans issued two global benchmark transactions. The first one, a Japanese Yen 50 billion Global Note with seven year maturity was sold 27 percent to investors in Asia and the Middle East, 27 percent to Continental Europe, and the remaining 46 percent to the United Kingdom. The second global benchmark of the year was launched in February with a size of USD 1 billion. This transaction was distributed 41 percent in the USA, 34 percent in Europe and the Middle East and 25 percent in Asia.
eFunding, the proprietary web-based platform for pricing, execution, and documentation of structured Medium Term Notes which was launched in June 2006, has now been adopted by 19 arranger banks. Since becoming operational, eFunding has generated around 10,000 individual price quotes, of which about half were calculated outside of Eksportfinans’ working hours. At the end of the first quarter 2007, approximately 40 percent of all activities under Eksportfinans’ Euro Medium Term Note Program were conducted online via the eFunding platform.
New funding in the first quarter amounted to NOK 21.8 billion through 197 individual trades, compared with NOK 8.6 billion and 166 trades for the same period in 2006.
In January 2007, Eksportfinans was presented with IFR’s Borrower of the Year as well as IFR’s Sovereign/Supranational/Agency/Regional Borrower of the Year Awards for 2006 from the acclaimed international magazine International Financial Review. In February, Eksportfinans received MTN-i’s Global MTN Borrower of the Year 2006 Award.
RESULTS
The implementation of IFRS significantly affects the Group’s financial statements. This is mainly because under IFRS a large volume of financial instruments is measured at fair value. The changes in fair value are presented in the income statement on the line item Net gains/(losses) on other financial instruments at fair value. These changes may vary significantly from one reporting period to another. Fair value is a snap-shot of the value at the reporting date.
Eksportfinans business model is mainly to hold financial instruments outside the trading portfolio until maturity and collect the cash flows. Fair value is not the best reflection of the business model and the expected future cash flows. Under the going concern assumption, changes in fair values can be viewed as temporary variations that will not be realized and that will be zero at the maturity date of each transaction. Eksportfinans will therefore refer to the terms Adjusted profit for the period,

Adjusted return on equity and Adjusted capital adequacy, where unrealized gains/(losses) on these financial instruments at fair value are excluded.
Further information about the transition to IFRS is available in Note 1 to the Interim Financial Statements and in a separate publication available on our website at www.eksportfinans.no – “IFRS transition document”.
Profit for the period was NOK 67 million in the first three months of 2007, up from NOK 34 million for the corresponding period in 2006. Adjusted profit for the period was NOK 63 million, up NOK 6 million compared with the first quarter of 2006. The increase was due to net interest income.
Net interest income was NOK 127 million in the first three months of 2007. This was NOK 21 million higher than for the corresponding period in 2006. The increase was mainly due to a higher volume of lending and liquidity placements. The return on assets was 0.29 percent in the first three months of 2007, the same return on assets as for the corresponding period in 2006 and the year 2006 as a whole.
Net operating income amounted to NOK 15 million in the first quarter of 2007, up NOK 32 million compared with the corresponding period of 2006. The change excluding Net unrealized gains/(losses) on other financial instruments at fair value was down NOK 5 million. This change was mainly due to lower gains on the trading portfolio and foreign currencies.
Changes in net other operating income

	1st quarter	1st quarter
(NOK million)	2007	2006	Change
Commissions and income related to banking services	1	1	0
Commissions and expenses related to banking services	2	1	1
Net gains/(losses) on trading portfolio and foreign currencies	1	10	(9)
Net realised gains/(losses) on other financial instruments at fair value	7	3	4
Net unrealised gains/(losses) on other financial instruments at fair value	5	(32)	37
Other income	3	2	1

Net other operating income	15	(17)	32

Total operating expenses totalled NOK 49 million in the first quarter of 2007, up NOK 8 million from the corresponding period in 2006.
Net operating costs in relation to average assets were 0.11 percent in the first three months of 2007, the same percentage as for the corresponding period in 2006 and the year 2006 as a whole.
Return on equity was 9.1 percent in the first three months of 2007, up from 4.6 percent in the corresponding period in 2006. Adjusted return on equity was 9.5 percent in the first three months of 2007, up from 8.7 percent in the corresponding period in 2006.
THE BALANCE SHEET
Total assets amounted to NOK 178.0 billion at March 31, 2007, compared to NOK 172.4 billion at year end 2006 and NOK 145.7 billion at March 31, 2006. The growth in total assets since year end 2006 was due to increased lending and a higher volume of liquidity placed in commercial paper and bonds.
Liquidity placed in commercial paper and bonds amounted to NOK 65.6 billion at March 31, 2007. The corresponding volume at the end of 2006 was NOK 63.9 billion.
Debts incurred by issuing commercial papers and bonds came to NOK 166.2 billion at March 31, 2007. The corresponding figure at the end of 2006 was NOK 160.6 billion.

The capital adequacy ratio for the group was 12.6 percent at March 31, 2007, compared with 12.9 percent at March, 31 2006 and 12.2 percent at the end of 2006. The increase compared to year end 2006 was due to increased core capital as a result of the implementation of IFRS. The capital adequacy ratio at March 31, 2007 is based on IFRS accounts and IFRS adjusted capital adequacy requirements from the Norwegian authorities. Capital adequacy ratios for March 31, 2006 and year end 2006 have not been recalculated. Adjusted capital adequacy ratio for March 31, 2007 was 12.0 percent.

Eksportfinans ASA
INCOME STATEMENTS (condensed)

	For the		For the
	three months ended		year ended
	March 31,		December 31,
	2007	2006	2006
(NOK million)	(unaudited)	(unaudited)	(audited)

Interest and related income	1,801	1,086	5,353
Interest and related expenses	1,674	980	4,894

NET INTEREST INCOME	127	106	459

Commissions and income related to banking services	1	1	6
Commissions and expenses related to banking services	2	1	7
Net gains/(losses) on trading portfolio and foreign currencies	1	10	5
Net realised gains/(losses) on other financial instruments at fair value	7	3	42
Net unrealised gains/(losses) on other financial instruments at fair value	5	(32)	(117)
Other income	3	2	6

NET OTHER OPERATING INCOME	15	(17)	(65)

TOTAL INCOME	142	89	394

Salaries and other administrative expenses	42	35	145
Depreciation	5	4	19
Other expenses	2	2	13

TOTAL OPERATING EXPENSES	49	41	177

Write-downs on loans	—	—	—

PRE-TAX OPERATING PROFIT	93	48	217

Taxes	26	14	58

PROFIT FOR THE PERIOD	67	34	159

BALANCE SHEETS (condensed)

	As of		As of
	March 31,		December 31,
	2007	2006	2006
(NOK million)	(unaudited)	(unaudited)	(audited)

Loans and receivables due from credit institutions	23,165	18,370	21,407
Loans and receivables due from customers	81,216	68,959	78,954
Securities	65,571	53,329	63,920
Financial derivatives	7,331	4,648	6,979
Intangible assets	24	23	25
Fixed assets and investment property	222	229	224
Other assets	422	142	856

TOTAL ASSETS	177,951	145,700	172,365

Deposits by credit institutions	46	50	47
Borrowings through the issue of securities	166,152	133,684	160,555
Financial derivatives	5,096	6,745	5,302
Taxes payable	95	53	99
Deferred tax liabilities	105	133	104
Other liabilities	1,391	403	950
Accrued expences and provisions	56	46	57
Subordinated debt	1,563	1,117	1,604
Capital contribution securities	569	565	618

Total liabilities	175,073	142,796	169,336

Share capital	1,594	1,594	1,594
Share premium reserve	162	162	162
Other equity	1,055	1,114	1,273
Profit for the period	67	34	—

Total shareholders’ equity	2,878	2,904	3,029

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	177,951	145,700	172,365

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

STATEMENTS OF CHANGES IN EQUITY

		Share
		premium	Other	Total
(NOK million)	Share capital	reserve	equity	equity

EQUITY AS AT 31 DECEMBER 2005 (NGAAP)	1,594	162	821	2,577
IAS 10 - Dividends	0	0	115	115
IAS 16 - Fair value of property	0	0	102	102
IAS 19 - Pension commitments	0	0	(54)	(54)
IAS 28 - Investment in associate	0	0	0	0
IAS 39 - Fair value of financial instruments	0	0	365	365
IFRS implementation tax effects	0	0	(121)	(121)

EQUITY AS AT 1 JANUARY 2006	1,594	162	1,229	2,985

Profit for the period	0	0	34	34
Dividends paid	0	0	(115)	(115)

EQUITY AS AT 31 MARCH 2006	1,594	162	1,148	2,904

EQUITY AS AT 1 JANUARY 2007	1,594	162	1,273	3,029

Profit for the period	0	0	67	67
Dividends paid	0	0	(218)	(218)

EQUITY AS AT 31 MARCH 2007	1,594	162	1,122	2,878

CASH FLOW STATEMENTS (condensed)

			For the year
	For the three months		ended
	ended March 31,		December 31,
	2007	2006	2006
(NOK million)	(unaudited)	(unaudited)	(audited)

Net income after taxes	67	34	159

Provided by operating activities:

Unrealised losses (reversal of unrealised losses) on financial instruments at fair value	(8)	40	116
Depreciation	5	4	19

Changes in:

Accrued interest receivable	(244)	(30)	(407)
Other receivables	410	0	(684)
Accrued expenses and other liabilities	603	(190)	627
Other	2	22	(7)

NET CASH FLOW FROM OPERATING ACTIVITIES	835	(120)	(177)

Disbursment on loans	(6,711)	(9,901)	(35,877)
Principal collected on loans	2,247	6,513	17,729
Net increase in financial investments	(4,484)	(3,529)	(17,217)
Investment in group companies	0	0	0
Purchases of fixed assets	(2)	(6)	(18)
Net proceeds from sales of fixed assets	0	1	1

NET CASH FLOW FROM INVESTING ACTIVITIES	(8,950)	(6,922)	(35,382)

Change in debt to credit institutions	0	(105)	(100)
Net change in commercial paper debt	(2,999)	2,594	3,732
Proceeds from issuance of bond debt	21,214	8,647	56,530
Principal payments on bond debt	(9,641)	(3,999)	(25,846)
Change in subordinated debt and preferred capital securities/ capital contribtion securities	0	0	469
Dividends paid	(218)	(115)	(115)

NET CASH FLOW FROM FINANCING ACTIVITIES	8,356	7,022	34,670

Effect of exchange rates on cash and cash equivalents	(2)	(9)	(20)

NET CHANGE IN CASH AND CASH EQUIVALENTS	239	(29)	(909)

Cash and cash equivalents at beginning of period	192	1,101	1,101

CASH AND CASH EQUIVALENTS AT END OF PERIOD	431	1,072	192

Cash equivalents are defined as bank deposits with maturity less than 3 months. Other bank deposits are included in the line “Net increase in financial investments”.

Eksportfinans ASA
NOTES TO INTERIM FINANCIAL STATEMENTS (unaudited)
1. General
These unaudited condensed consolidated interim financial statements include the accounts of Eksportfinans ASA (Eksportfinans) and its wholly owned subsidiary Kommunekreditt Norge AS (Kommunekreditt) individually and collectively, the Company. Eksportfinans acquired 100% of the stock of Kommunekreditt on June 22, 1999. The acquisition has been accounted for at cost. Significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.
In the opinion of management, the interim financial statements include all adjustments, which consist only of normal recurring adjustments necessary for a fair presentation of the consolidated results of operations and financial position for each year presented. The interim consolidated results are not necessarily indicative of results for the full year. The interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements as of, and for the year ended, December 31, 2006.
The first quarter accounts of 2007 have been prepared according to International Financial Reporting Standards — IFRS. Through December 31, 2006, Eksportfinans’ accounts were presented in accordance with generally accepted accounting practice in Norway (NGAAP) and in line with accounting legislation and regulations from the Ministry of Finance, which vary in certain significant respects from accounting principles generally accepted in the United States (U.S. GAAP).
Reconciliation of the impact on the equity upon the transition to IFRS is presented in the changes in equity statement. On March 30, 2007, Norwegian authorities decided that company accounts of banks and financial institutions that are part of a listed group have to be presented according to IFRS. This regulation applies to interim reports published after the first quarter of 2007, with the option of applying IFRS for the first quarter in the company accounts. Eksportfinans has decided to apply IFRS in the company accounts starting first quarter 2007. Further descriptions of the impacts of the transition to IFRS and explanations of the policy choices made have been presented in a separate publication available on the Eksportfinans home-page on the internet www.eksportfinans.no – “Transition to IFRS”.
Below is a description of the most important accounting principles affected by the transition to IFRS.
Application if IFRS 1 – First time adoption if IFRS

The company has implemented IFRS in accordance with IFRS 1. The effects of implementing IFRS are presented based on the standards expected to be effective at December 31, 2007. The effects of transition to IFRS are booked directly to equity. The financial report for the first quarter includes restated comparative figures for 2006.
Eksportfinans has made the following exceptions from the duty to restate the opening balance sheet retrospectively as outlined in IFRS 1:
-	Properties for use and investment property have been recorded at fair value as of January 1, 2006.

-	Pension liabilities that were unrecorded as of January 1, 2006 in compliance with previous accounting regulations, have been charged against equity.

-	Business combinations recorded prior to January 1, 2006 have not been restated.
Comparable figures have been prepared for 2006, which implies that the formal opening balance sheet (transition date) is per January 1, 2006. The company will publish its first annual report in accordance with IFRS at December 31, 2007.

Recognition of assets and liabilities under IFRS
Assets and liabilities are recognized on the balance sheet when the Company becomes party to the contractual provisions of the instrument and derecognition will occur when the contractual rights to receive or pay cash flows expires or when the Company transfers substantially all the risk and rewards of the instrument. The company has acquired certain loan agreements from banks for which the bank provide a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans are classified as loans to credit institutions.
The fair value option
Eksportfinans has elected to apply the fair value option available under IAS 39. This implies that a large proportion of financial instruments on the balance sheet are measured at fair value.
Eksportfinans’ balance sheet can be divided into three main portfolios: the trading portfolio, the 108-agreement portfolio and the remaining transactions, here called the banking portfolio. The banking portfolio comprises the following financial instruments: lending, liquidity placements including deposits and securities, borrowings, hedging derivatives and cash collateral in relation to swaps.
The fair value option has been preferred to reduce the effects of accounting mismatch that would otherwise be the result of different principles of measurement on financial instruments. Eksportfinans has a conservative risk profile and a limited market risk exposure. However, hedge accounting in accordance with IFRS would not remove the effects of the mismatch and would in addition be time-consuming to apply. Hedge accounting implies bifurcation of embedded derivatives in the Company’s structured bond issues even though the bonds have a perfectly matching swap. In addition, the Company’s hedging policy involves the use of basis currencies which is not necessarily Norwegian kroner, the Company’s functional currency. IAS 39 has very specific rules regarding cross currency hedging that can not be applied by the Company and simultaneous maintain a cost efficient operation. Even if hedge accounting under IAS 39 could have been applied, it would have led to income volatility due to changes in fair values caused by interest rate changes, caused by a much higher volume of liabilities than assets are hedged with derivatives.
Fair value measurement methods and techniques
Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Calculations are based on the going concern assumption.
Financial instruments, for which offsetting markets risk can be identified with a reasonable degree of probability, are recorded at mid-market rates on the balance sheet date. Other financial securities, both on the asset and on the liability side, are valued at bid or ask prices.
Instruments traded in an active or regulated market
Most bonds and certificates are valued in an active market. In addition to this, there are derivatives issued though institutions like currency forwards and futures and interest rate swaps that also are traded in an active market. For instruments traded in an active market, quoted prices from stock exchanges, brokers, or an individual pricing vendor are used. In cases where the instrument are not priced as a whole, it is decomposed, and each part is priced on an individual basis, also here using prices quoted in the market.
Instruments not traded in an active market
Financial instruments which are not traded in an active marked are valued through different valuation techniques. When valuing a standard, simple financial instrument, recognized models are used based on data observable in the market. With regards to the more complex products, recognized theoretical models are used, applying market information whenever possible. The structured interest rate products are valued through a general Black Derman Troy model.
Fixed rate and structured issues are examples of financial instruments which are not traded in an active market.
A significant part of the company’s issuances are characterized through their composition of several structural elements, the so-called structured issuances. The prices of these issuances could be linked to the prices of certain share indices, interest rates, and or exchange rates. All bonds and corresponding swaps in the funding portfolios are valued at fair value.
Financial derivatives at fair value
Under IFRS, all derivatives are recorded at fair value with gains or losses resulting from changes in fair value recorded in profit or loss.
Embedded derivatives in the 108-agreement at fair value
Part of the company’s lending activity is covered by an agreement with the Norwegian authorities (the 108-agreement) which has been established in order to offer exporters of capital goods financing on terms that are in accordance with the OECD regulations. Full coverage of interest and exchange rate risk for borrowing, lending and liquidity is provided under the agreement. Under the agreement payment differences compared to an already agreed fixed cash flow is debited or credited the authorities. The payment differences also include the interest rate subsidy to the exporters.
The 108-agreement is considered in accordance with IAS 39 to contain embedded derivatives, consequently separate derivative transactions must bee constructed and measured at fair value. Separate accounting for these embedded derivatives at fair value result in considerable increases in the company’s income volatility.
Other financial instruments measured at fair value
Transactions under the trading- and banking portfolio are measured at fair value.
Financial assets and liabilites measured at amortized cost
Lending, borrowing and liquidity under the 108-agreement are valued at amortized cost using the effective interest method. On disbursement on a loan, amortized cost is the nominal amount adjusted for premiums/discounts on disbursement, direct cost and fees. When using the effective interest method, the internal rate of return for the loan is calculated. The internal rate of return is set by discounting contractual cash flows based on the expected life of the loan over the amortized cost on disbursement.
Eksportfinans does not have a significant risk for credit losses in its loan portfolio and have correspondingly not booked any impairment losses on loans measured at amortized cost.
Guarantees issued
Under IFRS, guarantees issued will be recognized initially on the balance sheet at fair value. The fees that the company receives over the life of the guarantee are amortized to income on a straight-line basis over the period of the obligation.
Pension liabilites
Actuarial gains and losses and vested plan changes not recorded according to NGAAP, are charged directly to equity as of January 1, 2006 in accordance with IFRS 1. For actuarial gains and losses arising after the transition to IFRS a portion of the actuarial gains and loss will be recorded in the profit and loss account when the difference exceeds the greatest of 10 per cent of the pension liability or 10 per cent of the plan assets.
Building for own use and investment property
The Company owns the property in Dronning Mauds gt. 15 which is used as the group’s head office. Part of the building (38%) can be sold separately and is rented out.
Under IFRS, the property has been measured at fair value at transition and the adjustment is reflected in the transition adjustment reported to equity in accordance with IFRS 1. This led to an increase in the value of the property of NOK 102 million. The fair value as at January 1, 2006 is NOK 220 million. The part of the building that can be sold separately is classified as an investment property in accordance with IAS 40. The fair value of the property is distributed with NOK 142 million to building for own use and NOK 78 million to investment property. The revalued amount of the building will represent the new cost basis for the property to be depreciated over its remaining economic useful life less any potential impairment in accordance with IAS 16 for both building for own use and investment property.
Intangible assets
Intangible assets with indefinite lives are not amortized. Other intangible assets with finite lives are amortized over their expected useful lives. An assessment for impairment will be made on each reporting date based on expected future cash flow connected to the asset. Assets generating joint cash flows are considered collectively.
Classifications in the profit and loss account
Interests and the interest effect on economically hedging instruments are booked as interest income or expense in the profit and loss accounts. Other changes in fair value on transactions measured at fair value with changes in fair value recognized in the profit and loss account, are included in net gain/loss on financial instruments measured at fair value.
Classifications in the balance sheet
Interest accrued but not paid or received is presented in the same line item as the underlying asset or liability to which the interest relates.
The fair value of each derivative contract is reported as an asset or a liability depending on the fair value on the reporting date. Under IFRS the net fair value of the embedded derivatives in the 108-agreement are recognized at the balance sheet as an asset or a liability depending on the net fair value at the reporting date.
In accordance wtih IFRS proposed dividend are classified as a part of equity until the dividend is approved by the annual general meeting.

Transition to IFRS — effects on the income statement for first quarter 2006
The following table shows the effects from the implementation of IFRS on the first quarter 2006 income statement figures.
A similar table of effects for 2006 is prepared in the “IFRS — New International Accounting Standards for Eksportfinans ASA” transition document, available on Eksportfinans’ website.

First quarter 2006

	Group
	NGAAP	IFRS	Change

Interest and related income	1,090	1,086	(4)
Interest and related expenses	980	980	0

NET INTEREST INCOME	110	106	(4)

Income from investments in group companies	0	0	0
Commissions and income related to banking services	1	1	0
Commissions and expenses related to banking services	2	1	(1)
Net gains/(losses) on trading portfolio and foreign currencies	10	10	0
Net realised gains/(losses) on other financial instruments at fair value	0	3	3
Net unrealised gains/(losses) on other financial instruments at fair value	0	(32)	(32)
Other operating income	3	2	(1)

NET OTHER OPERATING INCOME	12	(17)	(29)

TOTAL INCOME	122	89	(33)

Salaries and other administrative expenses	35	35	0
Depreciation	4	4	0
Other operating expenses	2	2	0

TOTAL OPERATING EXPENCES	41	41	0

Write-downs on loans	0	0	0

PRE-TAX OPERATING PROFIT	81	48	(33)

Income taxes	23	14	(9)

PROFIT FOR THE PERIOD	58	34	(24)

2. Capital adequacy
Capital adequacy is calculated in accordance with the regulations in force from the Banking, Insurance and Securities Commission. New regulations in line with the international Basel II rules were introduced at January 1, 2007. The company adopted the option under the regulations to prolong the period in which the capital requirement is calculated according to the rules prevailing in 2006. However, new regulations have been adopted in calculating the eligible regulatory capital, which take into consideration the present accounting rules under IFRS. The capital adequacy minimum requirement is 8 percent of risk-weighted assets and off-balance sheet items.
Risk-weighted assets and off-balance sheet items

	March 31, 2007		March 31, 2006*		Dec.31, 2006 *
(NOK million)	(unaudited)		(unaudited)		(audited)

	Book value	Risk-	Book value	Risk-	Book	Risk-
		weighted		weighted	value	weighted
		value		value		value

Total assets	142,814	29,324	122,769	25,119	139,237	28,506
Off-balance sheet items		2,714		2,521		3,193

Total risk-weighted value banking portfolio		32,038		27,640		31,699
Total risk-weighted value trading portfolio		4,809		2,923		4,665
Total currency risk		32		57		40

Total risk-weighted value		36,879		30,620		36,404

The Company’s eligible regulatory capital

	March 31, 2007		March 31, 2007 *		Dec.31, 2006 *
(NOK million and in per cent of risk-weighted value)	(unaudited)		(unaudited)		(audited)

Core capital (share capital, other equity, capital contribution securities)	3,262	8.8%	2,987	9.8%	3,018	8.3%
Additional capital (subordinated debt)	1,385	3.8%	963	3.1%	1,408	3.9%

Total regulatory capital	4,647	12.6%	3,950	12.9%	4,426	12.2%

*	Capital adequacy for 2006 is not adjusted to reflect IFRS.
3. Loans and receivables due from credit institutions

	March 31, 2007	March 31, 2006	Dec.31, 2006
(NOK million)	(unaudited)	(unaudited)	(audited)

Bank deposits	1,055	2,381	668
Other claims on banks *)	(210)	173	(133)
Loans, nominal amount (also included in note 4)	22,100	15,670	20,670
Accrued interest and adjustment to fair value on loans	220	146	202

Total	23,165	18,370	21,407

*)	Consists of net outstanding value of the hedge elements in agreements relating to loans acquired from banks. The value of the loans acquired and the hedge elements under the agreements are both classified as “Loans and receivables due from credit institutions” in accordance with IFRS because not substantially all risk and rewards have been transferred.

4. Loans

	March 31, 2007	March 31, 2006	Dec.31, 2006
(NOK million)	(unaudited)	(unaudited)	(audited)

Loans due from customers, nominal amount	80,585	68,425	78,389
Accrued interest and adjustments to fair value on loans	631	534	565

Total	81,216	68,959	78,954

Loans due from credit institutions	22,100	15,670	20,670
Loans due from customers	80,585	68,425	78,389

Total nominal amount	102,685	84,095	99,059

Commercial loans	94,470	79,441	91,086
Government-supported loans	8,215	4,654	7,973

Total	102,685	84,095	99,059

Capital goods	8,108	7,833	8,457
Ships	9,449	7,277	8,570
Export-related and international activities (2)	24,842	16,586	24,882
Financing on behalf of the government (1)	—	16	—
Loans to Norwegian local government sector	60,214	52,311	57,083
Loans to employees	72	72	67

Total nominal amount	102,685	84,095	99,059

(1)	Norway, together with all the OECD countries and in cooperation with the World Bank and the International Monetary Fund, provides loans to certain countries in Eastern Europe. The Company provides the Norwegian part of these loans.

(2)	Export-related and international activities consists of loans to the following categories of borrowers:

	March 31, 2007	March 31, 2006	Dec.31, 2006
(NOK million)	(unaudited)	(unaudited)	(audited)

Oil and gas	1,765	626	1,832
Pulp and paper	4,059	3,984	4,119
Engineering and construction	28	29	28
Aluminum, chemicals and minerals	266	322	273
Aviation and shipping	108	—	436
Hydro electric power	171	175	172
Consumer goods	3,309	3,636	3,393
Banking and financing	6,619	3,720	6,003
Real estate management	4,367	4,027	4,414
IT and telecommunication	4,060	—	4,119
Other categories	90	67	93

Total	24,842	16,586	24,882

5. Non-performing loans and loan losses

	March 31, 2007	March 31, 2006	Dec.31, 2006
(NOK million)	(unaudited)	(unaudited)	(audited)

Interest and principal-payments more than 90 days past due	2.0	3.4	0.4
Not matured principal on loans with payments more than 90 days past due	23.2	5.5	3.2

Total	25.2	8.9	3.6

Loan impairment charges	—	—	—

The Company considers all receivables to be secured in a satisfactory manner and no impairment charges have been made.
6. Securities

	March 31, 2007	March 31, 2006	Dec.31, 2006
(NOK million)	(unaudited)	(unaudited)	(audited)

Trading portfolio	27,488	17,441	25,247
Securities at fair value through profit and loss	38,083	35,888	38,673

Total	65,571	53,329	63,920

7. Fixed assets and investment property

	March 31, 2007	March 31, 2006	Dec.31, 2006
(NOK million)	(unaudited)	(unaudited)	(audited)

Building at own use	137	141	139
Investment property	76	78	76

Total building	213	219	215

Other fixed assets	9	10	9

Total	222	229	224

8. Other assets

	March 31, 2007	March 31, 2006	Dec.31, 2006
(NOK million)	(unaudited)	(unaudited)	(audited)

Interim account 108 Agreement	94	65	98
Cash collateral	318	61	701
Other	10	16	57

Total	422	142	856

9. Borrowings through the issue of securities

	March 31, 2007	March 31, 2006	Dec.31, 2005
(NOK million)	(unaudited)	(unaudited)	(audited)

Commercial paper debt	2,897	5,029	6,049
Bond debt	163,255	128,655	154,506

Total	166,152	133,684	160,555

10. Other liabilities

	March 31, 2007	March 31, 2006	Dec.31, 2005
(NOK million)	(unaudited)	(unaudited)	(audited)

Grants to mixed credits	325	319	336
Cash collateral	916	58	537
Other short-term liabilities	150	26	77

Total	1,391	403	950

11. Segment Information
Operating segments are components of a business that are evaluated regularly by dedicated senior management utilizing financial and operational information prepared specifically for the segment for the purpose of assessing performance and allocating resources.
The Company has two reportable operating segments, Eksportfinans and Kommunekreditt, which also are separate legal entities.
Eksportfinans is the only specialized export lending institution in Norway and provides financing for a broad range of exports and for the internationalization of Norwegian industry, including the purchase of foreign assets and other export-related activities. Eksportfinans also provides financing for the purchase of Norwegian-produced capital goods and related services within Norway. Eksportfinans provides both commercial loans as well as government-supported financing.
Kommunekreditt makes loans to Norwegian municipalities, counties and to companies that are joint undertakings of two or more municipalities (so called joint-municipal companies) and to private independent companies against guarantees from municipalities, counties and the Norwegian Government.
Intragroup accounts and transactions have been eliminated in the segment information.

	For the three months	For the three months	For the year ended
	ended March 31,	ended March 31,	Dec. 31,
	2007	2006	2006
(NOK million)	(unaudited)	(unaudited)	(audited)

Net interest income
Eksportfinans	95	79	357
Kommunekreditt	32	27	102

Total Company	127	106	459

Net income after taxes
Eksportfinans	43	16	32
Kommunekreditt	24	18	127

Total Company	67	34	159

	March 31,	March 31,	Dec. 31,
	2007	2006	2005
(NOK million)	(unaudited)	(unaudited)	(audited)

Total assets
Eksportfinans	117,311	92,796	114,881
Kommunekreditt	60,640	52,904	57,484

Total Company	177,951	145,700	172,365

Total equity
Eksportfinans	2,109	2,259	2,275
Kommunekreditt	769	645	754

Total Company	2,878	2,904	3,029

The segments are measured according to the company accounts of Eksportfinans ASA and Kommunekreditt Norge AS, after elimination of intragroup transactions. Intragroup transactions are undertaken on normal commercial terms.

RATIOS AND KEY FIGURES

	For the three months		For the year
	ended		ended
	March 31,		Dec. 31,
	IFRS		IFRS	NGAAP*)
	2007	2006	2006	2005	2004
(NOK million, except percentages)	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)

OPERATING STATISTICS
1. Adjusted profit for the period	63	57	243
2. Adjusted return on equity	9.5%	8.7%	9.3%

3. Net interest income	127	106	459	356	402
4. Profit for the period	93	48	217	128	219
5. Return on equity	9.1%	4.6%	5.3%	5.0%	8.6%
6. Return on assets	0.29%	0.29%	0.29%	0.29%	0.37%
7. Net operating expenses/average assets	0.11%	0.11%	0.11%	0.15%	0.13%

	For the three months		For the year
	ended		ended
	March 31,		Dec. 31,
	IFRS		IFRS	NGAAP
	2007	2006	2006	2005	2004
(NOK million)	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)

BALANCE SHEET STATISTICS
8. Total assets	177,951	145,700	172,365	135,935	109,355
9. Total loans outstanding	102,685	84,095	99,059	81,385	68,090
10. New loans disbursed	6,711	9,901	35,877	22,449	25,269
11. New bond debt	21,853	8,647	56,530	45,087	33,615

12. Public sector borrowers/guarantors	61.4%	68.8%	60.8%	70.9%	75.9%
13. Capital adequacy **)	12.6%	12.9%	12.2%	13.1%	17.1%
14. Exchange rate NOK/USD	6.0963	6.5825	6.2551	6.7687	6.0386

15. Adjusted capital adequacy	12.0%
16. Adjusted core capital adequacy	8.2%
Definitions:

1.	Profit for the period excluding line item unrealized gains/(losses) on other financial instruments at fair value. Eksportfinans business model is mainly to hold financial instruments outside the trading portfolio until maturity and collect the cash flows. Fair value is not the best reflection of the business model and the expected future cash flows. Under the going concern assumption, changes in fair values can be viewed as temporary variations that will not be realized and that will be nill at the maturity date of each transaction. Fair value has been used to reduce the effects of accounting mismatch due to the measurement rules under IFRS.

2.	Profit for the period adjusted/average equity excluding accumulated unrealized gains/(losses) on other financial instruments at fair value and adjusted for proposed not distributed dividens.

5.	Profit for the period/average equity adjusted for proposed not distributed dividens.

6.	Net interest income including provisions/average assets.

7.	Net operating expenses (administrative and operating expenses + depreciation — other income)/average assets.

9.	Consists of Loans and receivables due from customers and part of Loans and receivables due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included, see note 4.

15./

16.	Core capital excluded accumulated unrealized gains/(losses) on other financial instruments at fair value

*	NGAAP represents figures that have been prepared on the basis of accounting principles used by Eksportfinans up until 31 December 2006

**	Capital adequacy for 2006 and prior periods are not adjusted to reflect IFRS